Exhibit 99.6

1 December 2003

Eidos plc – NOTIFICATION OF INTERESTS OF DIRECTOR: JONATHAN KEMP

Eidos plc announced on 28 October 2003 that Mr Jonathan Kemp would be appointed to the Board as an Executive Director with effect from 1 December 2003. The following notification relates to the interests held by Mr Kemp.

INTEREST IN THE UK SAVINGS-RELATED SHARE OPTION SCHEME

At the date of his appointment, Mr Kemp held the following interests in respect of share options granted under the Company’s above Scheme:

•	Total number of options held: 9,742
•	Period during which options exercisable: 1/11/05 to 1/5/06
•	Consideration paid for grant of options: Nil
•	Option exercise prices per Ordinary share: 97 pence

INTEREST IN DISCRETIONARY EXECUTIVE SHARE OPTION SCHEME

At the date of his appointment, Mr Kemp held the following interests in respect of share options granted under the Company’s above Scheme:

•	Total number of options held: 323,434
•	Period during which options exercisable: 29/5/02 to 17/10/10
•	Consideration paid for grant of options: Nil
•	Range of option exercise prices per Ordinary share: 149 pence – 329 pence

BENEFICIAL INTEREST IN SHARES

At the date of appointment, Mr Kemp holds a beneficial interest in 20,087 Ordinary shares in the Company. These do not form part of remuneration provided by the Company.

NON-BENEFICIAL INTEREST IN SHARES

At the date of appointment, Mr Kemp holds the following restricted stock awards over Ordinary shares in the Company:

No. of shares	37,500	10,000
Date of grant	20/09/2002	17/10/2003
Earliest date of release	20/09/2005	17/10/2006

The awards consist of market purchased shares granted to Mr Kemp for nil consideration. The shares are registered and held in the name of the Company’s Employee Benefit Trust. The Trustee will hold the shares until the third anniversary of the award at which time the shares will be released to Mr Kemp subject to performance conditions (as applicable) provided that he is still in the Company’s employment at that date. Therefore, whilst Mr Kemp does not currently have a beneficial interest in these shares, he does now have a notifiable non-beneficial interest in the same.

Mr Kemp has no matters to disclose pursuant to paragraph 16.4 of the Listing Rules.

If you have any queries, please do not hesitate to contact the writer on tel: 020 8636 3434.

Yours faithfully
Michael Arnaouti
Company Secretary